UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Cidade de Deus, Osasco, SP, March 10, 2025

To

B3 S.A. - Brasil, Bolsa, Balcão

CVM – Brazilian Securities and Exchange Commission

Dear Sirs,

Banco Bradesco S.A. informs that all matters discussed at the Annual and Special Shareholders´ Meetings held, cumulatively, on this date, at 4:00 p.m., were approved, as follows:

At the Annual Shareholders´ Meeting

1.	the management accounts and the Financial Statements related to the fiscal year ended on December 31, 2024;

2.	the allocation of the net income of the fiscal year 2024, in the amount of R$19,085,448,154.07, as follows: R$954,272,407.70 for the "Profit Reserves - Legal Reserve" account”; R$6,847,887,070.68 for the "Profit Reserves - Statutory" account”; and R$11,283,288,675.69 for payment of interest on shareholders´ equity, of which R$6,307,588,675.69 were fully paid and R$ 4,975,700,000.00 will be paid, being R$2,000,000,000.00 up to 4.30.2025 and R$2,975,700,000.00 up to 7.31.2025, reaffirming that a new distribution of interest on equity/dividends for 2024 has not been proposed to the Shareholders’ Meeting;

3.	the election of the Fiscal Council´s members, for a one-year term of office, until the Annual Shareholders´ Meeting to be held in 2026, as follows;

a)	by appointment of minority preferred shareholders, as an effective member, Ava Cohn, and Marcos Aparecido Galende, as alternate member;

b)	by appointment of minority common shareholders, as an effective member, Ludmila de Melo Souza, and Mônica Pires da Silva, as alternate member;

c)	by appointment of controlling shareholders, as effective members, José Maria Soares Nunes, Vicente Carmo Santo and Joaquim Caxias Romão; and as alternate members, Frederico William Wolf, Luiz Eduardo Nobre Borges and Artur Padula Omuro.

4.	the setting of up to R$793,101,808.00 for overall management compensation and Pension Plan, for the 2025 fiscal year, of which: (i) up to R$757,471,808.00, as fixed compensation, long-term incentive and variable compensation; and (ii) up to R$35,630,000.00 to fund the Pension Plan; and

5.	the setting of the monthly compensation, to the members of the Fiscal Council, for the 2025 fiscal year, in the amount of R$ 45,000.00 for each effective member and R$ 6,000.00 for each alternate member.

At the Special Shareholders´ Meeting

1.	the election of Mr. Rogério Pedro Câmara as a member of the Board of Directors, with a coincident term of office with that of the other members, until the Annual Shareholders´ Meeting to be held in 2026;

2.	the amendment of the Bylaws, in the heading of Article 6, aiming to reflect the cancellation of shares held in treasury, resolved by the Company´s Board of Directors, as Notice to the Market disclosed on 2.7.2025.

At last, Banco Bradesco S.A. clarifies that the statutory amendment, as well as the election of the member of the Board of Directors and the Fiscal Council members, herein approved, only will be in force and will be effective after the approval by the Central Bank of Brazil.

Banco Bradesco S.A.

André Costa Carvalho

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 10, 2025

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.